Exhibit 21.1

SUSIDIARIES OF REVIVA PHARMACEUTICALS HOLDINGS, INC.

Name of Organization	Jurisdiction

Reviva Pharmaceuticals, Inc.	Delaware

Reviva Pharmaceuticals India Pvt. Ltd.	India